UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 6)

MICROMET, INC.

(Name of Subject Company)

ARMSTRONG ACQUISITION CORP.

(Offeror)

AMGEN INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.00004 PAR VALUE

(Title of Class of Securities)

59509C105

(Cusip Number of Class of Securities)

David J. Scott, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With a copy to

Frank J. Aquila, Esq.

Eric M. Krautheimer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,255,747,416	$143,908

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $11.00, the tender offer price, by (b) the sum of (i) 92,375,454, the issued and outstanding shares of Micromet common stock, (ii) 14,017,356, the number of shares of Micromet common stock issuable by Micromet upon the exercise of outstanding stock options pursuant to Micromet’s stock option plans and (iii) 7,766,046, the number of shares of Micromet common stock issuable by Micromet upon the exercise of outstanding warrants. The foregoing share figures have been provided by the issuer to the offerors and are as of January 25, 2012, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .0001146.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $143,908	Filing Party: Armstrong Acquisition Corp. and Amgen Inc.
Form of Registration No.: Schedule TO	Date Filed: February 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross?Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross?Border Third?Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Amgen Inc., a Delaware corporation (“Amgen”), and Armstrong Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amgen. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.00004 per share (together with the associated preferred stock purchase rights, the “Shares”), of Micromet, Inc., a Delaware corporation (“Micromet”), at $11.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated February 2, 2012, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment No. 6 is being filed to amend and supplement Items 1-11 as reflected below.

Items 1-11.

Items 1-11 of the Schedule TO are hereby amended and supplemented as follows:

At 12:00 midnight, New York City time, at the end of Thursday, March 1, 2012, the initial offering period for the Offer expired as scheduled. The Depositary has advised Amgen and Purchaser that, as of the Expiration Date, a total of 80,025,097 Shares had been validly tendered and not withdrawn pursuant to the Offer, which tendered Shares represent approximately 83.95 percent of the outstanding Shares. As a result, the Minimum Condition has been satisfied. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

The Depositary has also advised Amgen that it has received commitments to tender 3,150,586 additional Shares under the guaranteed delivery procedures described in the Offer, representing approximately 3.31 percent of the outstanding Shares.

Purchaser has commenced a subsequent offering period of the Offer for all remaining untendered Shares pursuant to Rule 14d-11 of the Exchange Act. The subsequent offering period will expire at 12:00 midnight, New York City time, at the end of March 6, 2012. Any Shares validly tendered during the subsequent offering period will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid the same Offer Price of $11.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those applicable to the initial offering period as described in the Offer to Purchase, except that Shares tendered during the subsequent offering period may not be withdrawn.

Following completion of the subsequent offering period, Amgen and Purchaser intend to complete the acquisition of Micromet through the Merger. Micromet stockholders who do not tender their Shares in the Offer will not receive payment for their Shares until following the completion of the Merger.

Following the Merger, all Shares will be delisted and will cease to trade on the NASDAQ.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)  Press Release issued by Amgen Inc. on March 2, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2012

AMGEN INC.

By:	/S/ DAVID J. SCOTT
Name: David J. Scott
Title: Senior Vice President, General Counsel and Secretary

ARMSTRONG ACQUISITION CORP.

By:	/S/ DAVID J. SCOTT
Name: David J. Scott
Title: Senior Vice President, General Counsel and Secretary

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